SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Cox Radio, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.33 per share
                         (Title of Class of Securities)

                             Andrew A. Merdek, Esq.
                              Cox Enterprises, Inc.
      6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328; (678) 645-0000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   224051 10 2
                                 (CUSIP Number)

                                 March 31, 2006
             (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.


                                                            Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 2 of 10
---------------------------------------------------------------------------- ---------- ------------------------------

---------------- -----------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF  ABOVE PERSON
                                                                                          Cox Enterprises, Inc.
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                         (a)____  (b)____
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
3                SEC USE ONLY
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS                                                          OO
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
5                CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
                 OR 2(e)
                                                                                          Inapplicable
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION                                     Delaware
---------------- -----------------------------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
NUMBER OF SHARES          7           SOLE VOTING POWER                                   0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                          8           SHARED VOTING POWER                                 62,324,970*
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                          9           SOLE DISPOSITIVE POWER                              0
------------------------- ----------- --------------------------------------------------------------------------------
------------------------- ----------- --------------------------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER                            62,324,970*
------------------------- ----------- --------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON             62,324,970*
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
12               CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES         Inapplicable
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                        64.4%**
---------------- -----------------------------------------------------------------------------------------------------
---------------- -----------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON                                                 CO
---------------- -----------------------------------------------------------------------------------------------------

* Cox Enterprises, Inc. may be deemed to be an indirect beneficial owner of  58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954  shares of Class A Common
Stock.

** The denominator is based on: (i) 38,813,691 shares of Class A Common Stock outstanding as of March 31, 2006, as stated on the facing page of Cox Radio's Form 10-Q for the quarter ended March 31, 2006 (the "Form 10-Q"), less 812,800 shares of Class A Common
Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I,
Item 1 the Form 10-Q; and (ii) 58,733,016 shares of Class A Common Stock into which the Class B Common Stock beneficially owned by
Cox Enterprises, Inc. may be converted.


                                                            Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 3 of 10
---------------------------------------------------------------------------- ---------- ------------------------------

----------------- -----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/  I.R.S. IDENTIFICATION NO. OF  ABOVE PERSON
                                                                                          Cox Holdings, Inc.
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
                                                                                         (a)____  (b)____
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                         OO                 OO
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR
                  OR 2(e)
                                                                                          Inapplicable
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OR ORGANIZATION                                    Delaware
----------------- -----------------------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
NUMBER OF SHARES         7         SOLE VOTING POWER                                      0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         8         SHARED VOTING POWER                                    62,324,970*
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         9         SOLE DISPOSITIVE POWER                                 0
------------------------ --------- ------------------------------------------------------------------------------------
------------------------ --------- ------------------------------------------------------------------------------------
                         10        SHARED DISPOSITIVE POWER                               62,324,970*
------------------------ --------- ------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            62,324,970*
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        Inapplicable
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       64.4%**
----------------- -----------------------------------------------------------------------------------------------------
----------------- -----------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                                                CO
----------------- -----------------------------------------------------------------------------------------------------


* Cox Holdings, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 38,813,691 shares of Class A Common Stock outstanding as of March 31, 2006, as stated on the facing page of the Form  10-Q, less 812,800 shares of Class A Common Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I, Item 1 of the Form 10-Q; and (ii) 58,733,016 shares of Class A
Common Stock into which the Class B Common Stock beneficially owned by Cox Holdings, Inc. may be converted.



                                                            Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 4 of 10
---------------------------------------------------------------------------- ---------- ------------------------------

----------------- ----------------------------------------------------------------------------------------------------
1                 NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                                          Cox Broadcasting, Inc.
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
2                 CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                        (a)____  (b)____
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
3                 SEC USE ONLY
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
4                 SOURCE OF FUNDS                                                         OO
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
5                 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
                  OR 2(e)
                                                                                          Inapplicable
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION                                    Delaware
----------------- ----------------------------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
NUMBER OF SHARES         7           SOLE VOTING POWER                                    0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         8           SHARED VOTING POWER                                  62,324,970*
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         9           SOLE DISPOSITIVE POWER                               0
------------------------ ----------- ---------------------------------------------------------------------------------
------------------------ ----------- ---------------------------------------------------------------------------------
                         10          SHARED DISPOSITIVE POWER                             62,324,970*
------------------------ ----------- ---------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            62,324,970*
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
12                CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES        Inapplicable
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                       64.4%**
----------------- ----------------------------------------------------------------------------------------------------
----------------- ----------------------------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON                                                CO
----------------- ----------------------------------------------------------------------------------------------------

* Cox Broadcasting, Inc. may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common
Stock.

** The denominator is based on: (i) 38,813,691 shares of Class A Common Stock outstanding as of March 31, 2006, as stated on the facing page of the Form 10-Q, less 812,800 shares of Class A Common Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I, Item 1 of the Form 10-Q; and (ii) 58,733,016 shares of Class A
Common Stock into which the Class B Common Stock beneficially owned by Cox Broadcasting, Inc. may be converted.


                                                            Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 5 of 10
---------------------------------------------------------------------------- ---------- ------------------------------

------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                                                          Anne Cox Chambers
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                       (a)____  (b)____
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                                                        OO
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
                   OR 2(e)
                                                                                          Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION  U.S.A.
------------------ ---------------------------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
NUMBER OF SHARES          7            SOLE VOTING POWER                                  0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          8            SHARED VOTING POWER                                62,324,970*
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          9            SOLE DISPOSITIVE POWER                              0
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          10           SHARED DISPOSITIVE POWER                           62,324,970*
------------------------- ------------ -------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           62,324,970*
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
12                 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      64.4%**
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON                                               IN
------------------ ---------------------------------------------------------------------------------------------------


* Anne Cox Chambers may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 38,813,691 shares of Class A Common Stock outstanding as of March 31, 2006, as stated on the facing page of the Form 10-Q, less 812,800 shares of Class A Common Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I, Item 1 of the Form 10-Q; and (ii) 58,733,016 shares of Class A
Common Stock into which the Class B Common Stock beneficially owned by Anne Cox Chambers may be converted.


                                                            Schedule 13D/A


---------------------------------------------------------------------------- ---------- ------------------------------
CUSIP No.  224051 10 2                                                                  Page 6 of 10
---------------------------------------------------------------------------- ---------- ------------------------------

------------------ ---------------------------------------------------------------------------------------------------
1                  NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF  ABOVE PERSON
                                                                                          Barbara Cox Anthony
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP                       (a)____  (b)____
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS                                                        OO
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d
                   OR 2(e)
                                                                                          Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION                                   U.S.A.
------------------ ---------------------------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
NUMBER OF SHARES          7            SOLE VOTING POWER                                  0
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          8            SHARED VOTING POWER                                62,324,970*
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          9            SOLE DISPOSITIVE POWER                             0
------------------------- ------------ -------------------------------------------------------------------------------
------------------------- ------------ -------------------------------------------------------------------------------
                          10           SHARED DISPOSITIVE POWER                           62,324,970*
------------------------- ------------ -------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           62,324,970*
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
12                 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES       Inapplicable
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      64.4%**
------------------ ---------------------------------------------------------------------------------------------------
------------------ ---------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON                                               IN
------------------ ---------------------------------------------------------------------------------------------------


* Barbara Cox Anthony may be deemed to be an indirect beneficial owner of 58,733,016 shares of Class B Common Stock, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and 3,591,954 shares of Class A Common Stock.

** The denominator is based on: (i) 38,813,691 shares of Class A Common Stock outstanding as of March 31, 2006, as stated on the facing page of the Form 10-Q, less 812,800 shares of Class A Common Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I, Item 1 of the Form 10-Q; and (ii) 58,733,016 shares of Class A
Common Stock into which the Class B Common Stock beneficially owned by Barbara Cox Anthony may be converted.



Item 1.           SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D (this "Amendment") relates to the Class A Common Stock, par value $0.33 per share (the "Class A Common Stock"), of Cox Radio Inc., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.



Item 2.           IDENTITY AND BACKGROUND.

         This report is being filed jointly by Cox Enterprises, Inc. ("CEI"), Cox Holdings, Inc. ("CHI"), Cox
Broadcasting, Inc. ("CBI," and together with CEI and CHI, the "Cox Corporations"), Barbara Cox Anthony and Anne Cox Chambers.
All of the Cox Corporations are incorporated in the State of Delaware.  The principal businesses of CEI are publishing, cable television, broadcasting and automobile auctions.  CHI and CBI are holding companies.  The principal office and business address of the Cox Corporations is 6205 Peachtree Dunwoody Road, Atlanta, Georgia 30328.  The principal residence address of Mrs. Anthony is
3944 Noela Place, Honolulu, Hawaii 96815, and the principal residence address of Mrs. Chambers is 426 West Paces Ferry Road, N.W.,
Atlanta, Georgia 30305.

         This Amendment amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission (the
"Commission") on August 1, 2000 by the Cox Corporations, Barbara Cox Anthony and Anne Cox Chambers.  Except as modified herein, the
Original 13D is unmodified.

         Of the 62,324,970 shares of Class A Common Stock of the Company reported herein, 58,733,016 shares are Class B Common
Stock, par value $.33 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock") of the
Company, which may be converted into shares of Class A Common Stock at any time on a share-for-share basis, and are held of record by CBI.  The remaining 3,591,954 shares are Class A Common Stock and are also held of record by CBI.

         All of the shares of outstanding capital stock of CBI are beneficially owned by CHI, and all of the shares of outstanding capital stock of CHI are beneficially owned by CEI.  There are 603,969,740 shares of common stock of CEI outstanding, with respect to which (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (29.0%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over
174,949,266 shares (29.0%); (iii) Barbara Cox Anthony, Anne Cox Chambers and James C. Kennedy, as trustees of the Dayton Cox
Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 295 individuals and trusts exercise beneficial ownership over the remaining 5,834,153 shares (1.0%).  Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (99.0%) of the common stock of CEI and may be deemed to be the indirect beneficial owners of the shares of the Company reported herein.  In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI, and Barbara Cox Anthony disclaims beneficial ownership of such shares.

         The following information concerning the directors and executive officers of CEI, CHI and CBI, as well as Mrs. Chambers and
Mrs. Anthony, is set forth on Appendix A hereto, which is incorporated herein by this reference:

         (i)  name;

         (ii)  residence or business address; and

         (iii)  present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony have been convicted in any criminal proceedings
(excluding traffic violations and similar misdemeanors).

         During the last five years, to the best knowledge of the persons filing this Amendment, none of the Cox Corporations, any of their respective executive officers or directors, Mrs. Chambers or Mrs. Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         To the best knowledge of the persons filing this Amendment, all of the individuals listed on Appendix A are citizens of the
United States of America.



Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of the Company or by means of the private placement from the Company to CBI reported in the Original 13D.
CEI paid the purchase price for all shares purchased by the Cox Corporations from its working capital.



Item 4.           PURPOSE OF TRANSACTION.

         On August 29, 2005, the Company announced that its Board of Directors had authorized a repurchase program for the purchase of up to $100.0 million of Class A Common Stock.  As of April 30, 2006, the Company had repurchased 4,489,655 shares of Class A
Common Stock resulting in an increase in the percentage of the outstanding Class A Common Stock beneficially owned by the Cox
Corporations through no action on the part of the Cox Corporations.

         None of the Cox Corporations, any of their respective executive officers and directors, Mrs. Chambers or Mrs. Anthony have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  The
Cox Corporations periodically review Cox Radio's business affairs, general industry and economic conditions, and based on such review or on other circumstances, the Cox Corporations may, from time to time, determine to increase or decrease their ownership of
Class A Common Stock.




Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Under the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, CEI,
CHI, CBI, Mrs. Chambers and Mrs. Anthony may be deemed to have beneficial ownership over 58,733,016 shares of Class B Common Stock and 3,591,954 shares of Class A Common Stock.  These shares represent 100% of the issued and outstanding shares of Class B Common
Stock, approximately 9.5% of the issued and outstanding shares of Class A Common Stock and approximately 64.4% of the issued and outstanding shares of Common Stock of the Company based on the amount reported outstanding as of March 31, 2006 on the facing page of the Company's Form 10-Q for the quarter ended March 31, 2006 (the "Form 10-Q"), less 812,800 shares of Class A Common Stock repurchased by Cox Radio in April 2006 pursuant to its previously-announced stock buy-back program, as stated in Part I, Item 1 of the Form 10-Q.

         (b)  The number of shares of Class A Common Stock beneficially owned: (i) with respect to which there is sole voting power is 0; (ii) with respect to which there is shared voting power is 62,324,970, (iii) with respect to which there is sole dispositive power is 0, and with respect to which there is shared dispositive power is 62,324,970.

         (c)  None of the Cox Corporations, Mrs. Chambers and Mrs. Anthony have engaged in any transaction in the Common Stock that was effected during the past 60 days.

         (d)  There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Cox Corporations, Mrs. Chambers and Mrs. Anthony.

         (e)  Not applicable.



Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best knowledge of the Cox Corporations, Mrs. Chambers and Mrs. Anthony, except as disclosed in this Amendment, there are as of the date of this Amendment, no contracts, arrangements, understandings or relationships (legal or otherwise) between the
Cox Corporations, Mrs. Chambers and/or Mrs. Anthony and any person with respect to the Common Stock.



Item 7.                                              MATERIAL TO BE FILED AS EXHIBITS.


Exhibit No.


     10.1         Joint Filing Agreement, dated as of July 31, 2000, by and among Cox Enterprises, Inc., Cox Holdings, Inc., Cox
                  Broadcasting, Inc., Anne Cox Chambers and Barbara Cox Anthony (incorporated by reference to Exhibit 10.1 to the
                  Schedule 13D filed by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony on August 1, 2000).


     *10.2        Power of Attorney to Andrew A. Merdek and Marion H. Allen III from Anne Cox Chambers.



* Previously filed as an exhibit to Schedule 13G, dated January 21, 1997 and filed on January 28, 1997.



                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         COX ENTERPRISES, INC.


                                         By: /s/ Andrew A. Merdek
Date:May 16, 2006                            --------------------------------
                                             Andrew A. Merdek
                                             Secretary


                                         COX HOLDINGS, INC.

Date:May 16, 2006                        By: /s/ Andrew A. Merdek
                                             --------------------------------
                                             Andrew A. Merdek
                                             Secretary


                                         COX BROADCASTING, INC.

Date:May 16, 2006                        By: /s/ Andrew A. Merdek
                                             --------------------------------
                                             Andrew A. Merdek
                                             Secretary



                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:May 16, 2006                       /s/ Andrew A. Merdek
                                        ----------------------------------
                                        Andrew A. Merdek for Anne Cox
                                        Chambers, her attorney-in-fact


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:May 9, 2006                       /s/ Barbara Cox Anthony
                                       ------------------------------------
                                       Barbara Cox Anthony




                                                            Appendix A

                                                      Cox Enterprises, Inc.
                                                  Executive Officers and Directors


Name                              Business Address                    Principal Occupation        Employed

James C. Kennedy*                 Cox Enterprises, Inc.               Chairman of the Board       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        and Chief Exec. Officer     6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

David E. Easterly*                Cox Enterprises, Inc.               Director                    Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Jimmy W. Hayes*                   Cox Enterprises, Inc.               President an Chief          Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Operating Officer           6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

G. Dennis Berry*                  Cox Enterprises, Inc.               Vice Chairman               Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Robert C. O'Leary*                Cox Enterprises, Inc.               Exec. Vice President        Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        and Chief Financial         6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                  Officer                     Atlanta, GA  30328

John G. Boyette                   Cox Enterprises, Inc.               Senior Vice President       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Investments and             6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                  Administration              Atlanta, GA  30328

Timothy W. Hughes                 Cox Enterprises, Inc.               Senior Vice President       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Administration              6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Alexander V. Netchvolodoff        Cox Enterprises, Inc.               Senior Vice President       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Public Policy               6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Barbara C. Anthony*               Cox Enterprises, Inc.               Vice President              Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Preston B. Barnett                Cox Enterprises, Inc.               Vice President and          Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        General Tax Counsel         6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Anne C. Chambers*                 Cox Enterprises, Inc.               Vice President              Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Richard D. Huguley                Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Development                 6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Marybeth H. Leamer                Cox Enterprises, Inc.               Vice President, Human       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Resources                   6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Richard J. Jacobson               Cox Enterprises, Inc.               Senior Vice President       Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Finance                     6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Michael J. Mannheimer             Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Supply Chain Services       6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                  and Chief Procurement       Atlanta, GA  30328
                                                                      Officer

Andrew A. Merdek                  Cox Enterprises, Inc.               Vice President-Legal        Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Affairs, General Counsel    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                  and Corporate Secretary     Atlanta, GA  30328

Gregory B. Morrison               Cox Enterprises, Inc.               Vice President              Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        and Chief Information       6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                  Officer                     Atlanta, GA  30328

Robert N. Redella                 Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Development                 6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328


Robert I. Jimenez                 Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Public Affairs              6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Alexandra M. Wilson               Cox Enterprises, Inc.               Vice President, Public      Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Policy                      6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Susan W. Coker                    Cox Enterprises, Inc.               Vice President and          Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Treasurer                   6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

J. Lacey Lewis                    Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Development                 6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Deborah E. Ruth                   Cox Enterprises, Inc.               Vice President,             Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        Marketing                   6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Maria L. Friedman                 Cox Enterprises, Inc.               Assistant Vice              Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        President, Tax              6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Carol L. Larner                   Cox Enterprises, Inc.               Assistant Vice President    Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road        and Assistant Treasurer     6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Shauna J. Sullivan                Cox Enterprises, Inc.               Assistant Secretary         Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

James O. Robbins*                 Cox Enterprises, Inc.               Director                    Cox Enterprises, Inc.
                                  6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Arthur M. Blank*                  Cox Enterprises, Inc.               Director                    Arthur M. Blank Family Officer
                                  6205 Peachtree Dunwoody Road        and Chief Exec. Officer     3223 Howell Mill Road
                                  Atlanta, GA  30328                                              Atlanta, GA  30328

Richard L. Braunstein*            Dow Lohnes PLLC                     Member                      Dow Lohnes, PLLC
                                  1200 New Hampshire Ave.                                         1200 New Hampshire Ave.
                                  Washington, DC  20036                                           Washington, DC  20036

Thomas O. Cordy*                  3770 Village Drive                  Director-                   The Maxxis Group, Inc.
                                  Atlanta, GA  30331                  Retired President and
                                                                      Chief Executive Officer

Carl R. Gross*                    Cox Enterprises, Inc.               Director                    Retired Senior Vice President
                                  6205 Peachtree Dunwoody Road                                    and Chief Administrative
                                  Atlanta, GA  30328                                              Officer

Paul J. Rizzo*                    Cox Enterprises, Inc.               Director-                   Franklin Street Partners
                                  6205 Peachtree Dunwoody Road        and Chief Exec. Officer     6330 Quadrangle Drive
                                  Atlanta, GA  30328                                              Chapel Hill, NC  27514




*Director of Cox Enterprises, Inc.

                                                                        Schedule II
                                                                    Cox Holdings, Inc.
                                                             Executive Officers and Directors

-------------------------- ---------------------------------- --------------------------- ---------------------------------------
Name                       Business Address                   Principal Occupation        Employed
-------------------------- ---------------------------------- --------------------------- ---------------------------------------
-------------------------- ---------------------------------- --------------------------- ---------------------------------------

G. Dennis Berry            President                          Vice Chairman               Cox Enterprises, Inc.
                           Cox Holdings, Inc.                                             6205 Peachtree Dunwoody Road
                           Atlanta, GA 30328                                              Atlanta, GA  30328

Preston B. Barnett         Vice President                     Vice President and          Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 General Tax Counsel         6205 Peachtree Dunwoody Road
                           Atlanta, GA 30328                                              Cox Enterprises, Inc.

Richard J. Jacobson*       Treasurer                          Vice President &            Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Treasurer                   6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA  30328
                           Atlanta, GA  30328

Andrew A. Merdek*          Secretary                          Vice President, Legal       Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Affairs, General Counsel    6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road        and Corporate Secretary     Atlanta, GA  30328
                           Atlanta, GA  30328

Jimmy W. Hayes*            Director                           President and Chief         Cox Enterprises, Inc.
                           Cox Holdings, Inc.                 Operating Officer           6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA  30328
                           Atlanta, GA  30328

Shauna J. Sullivan         Assistant Secretary                Assistant Secretary         Cox Enterprises, Inc.
                           Cox Holdings, Inc.                                             6205 Peachtree Dunwoody Road
                           6205 Peachtree Dunwoody Road                                   Atlanta, GA  30328

Carol L. Larner            Assistant Treasurer                Assistant Vice President    Cox Enterprises, Inc.
                           and Assistant Treasurer            and Assistant Treasurer     6205 Peachtree Dunwoody Road
                           Cox Holdings, Inc.                                             Atlanta, GA  30328
                           6205 Peachtree Dunwoody Road
                           Atlanta, GA  30328
-------------------------- ---------------------------------- --------------------------- ---------------------------------------

*Director of Cox Holdings, Inc.

                                                                       Schedule III
                                                                  Cox Broadcasting, Inc.
                                                             Executive Officers and Directors

----------------------------- ---------------------------------- ---------------------------- --------------------------------------
Name                          Business Address                   Principal Occupation         Employed
----------------------------- ---------------------------------- ---------------------------- --------------------------------------
----------------------------- ---------------------------------- ---------------------------- --------------------------------------
Andrew S. Fisher*             Cox Broadcasting, Inc.              President, Cox Television   Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

Bruce R. Baker                Cox Broadcasting, Inc.              Executive Vice President,   Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road        T.V. Affiliates             6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

Preston B. Barnett            Vice President                      Vice President and          Cox Broadcasting, Inc.
                              Cox Broadcasting, Inc.              General Tax Counsel         6205 Peachtree Dunwoody Road
                              6205 Peachtree Dunwoody Road                                    Atlanta, GA 30328
                              Atlanta, GA  30328

Ameila L. DiVenere*           Cox Broadcasting, Inc.              President, Cox Television   Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road                                    6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

Sterling E. Davis             Cox Broadcasting, Inc.              Vice President,             Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road        Engineering                 6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

William M. Spell              Cox Broadcasting, Inc.              Vice President, Sales       Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road        and Marketing               6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

Deborah A. Thomas             Cox Broadcasting, Inc.              Vice President, Human       Cox Broadcasting, Inc.
                              6205 Peachtree Dunwoody Road        Resources                   6205 Peachtree Dunwoody Road
                              Atlanta, GA  30328                                              Atlanta, GA  30328

Andrew W. Merdek*             Secretary                           Vice President, Legal       Cox Broadcasting, Inc.
                              Cox Broadcasting, Inc.              Affairs, General Counsel    6205 Peachtree Dunwoody Road
                              6205 Peachtree Dunwoody Road        and Corporate Secretary     Atlanta, GA  30328
                              Atlanta, GA  30328

Richard J. Jacobson           Treasurer                           Senior Vice President       Cox Broadcasting, Inc.
                              Cox Broadcasting, Inc.              Finance                     6205 Peachtree Dunwoody Road
                              6205 Broadcasting, Inc.                                         Atlanta, GA  30328
                              Atlanta, GA  30328

Carol L. Larner               Assistant Treasurer                 Assistant Vice President    Cox Broadcasting, Inc.
                              Cox Broadcasting, Inc.              and Assistant Treasurer     6205 Peachtree Dunwoody Road
                              6205 Broadcasting, Inc.                                         Atlanta, GA  30328
                              Atlanta, GA  30328

Shauna J. Sullivan            Assistant Secretary                 Assistant Secretary         Cox Broadcasting, Inc.
                              Cox Broadcasting, Inc.                                          6205 Peachtree Dunwoody Road
                              6205 Broadcasting, Inc.                                         Atlanta, GA  30328
                              Atlanta, GA  30328

----------------------------- ---------------------------------- ---------------------------- --------------------------------------

*Director of Cox Broadcasting, Inc.

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